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Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except for ratio)
Earnings
Income (loss) before income taxes	$53,209	$97,196	$81,989	$(1,082)	$85,786
Additions:
Total fixed charges (see below)	63,574	66,147	68,034	71,536	88,836
Subtractions:
Interest capitalized	—	—	2,665	7,771	10,524

Earnings as adjusted	$116,783	$163,343	$147,358	$62,683	$164,098

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$19,289	$19,378	$15,703	$20,991	$38,447
Amortization of debt discount and accretion of convertible debt	1,367	1,275	1,132	3,530	5,075
Portion of rental expense representative of the interest factor(1)	42,918	45,494	51,199	47,015	45,314

Total fixed charges	$63,574	$66,147	$68,034	$71,536	$88,836

Ratio of earnings to fixed charges	1.84	2.47	2.17	—	1.85

Coverage deficiency	$—	$—	$—	$8,853	$—

(1)
Represents a percentage of total rent expense. We used 35% for the years 2008 through 2010 and 30% for 2011 and 2012, which we believe is a reasonable estimate of the interest component of rent expense.

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  Exhibit 12
Hawaiian Holdings, Inc. Computation of Ratio of Earnings to Fixed Charges